August 6, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kevin Woody, Branch Chief, Division of Corporate Finance

Re:	Northstar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended March 31, 2007
File No. 001-32330

Dear Mr. Woody:

Set forth below are the responses of Northstar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated July 30, 2007 (the “July 30 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) filed on March 15, 2007 and the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”) filed on May 10, 2007.

For convenience of reference, each Staff comment contained in the July 30 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the July 30 Letter, and is followed by the corresponding response of the Company.

Comment 1 -Non-GAAP Financial Measures-Funds from Operations and Adjusted Funds from Operations, page 60

We have reviewed your response to our prior comment three. It does not appear that you have fully met the requirements of Item 10(e) of Regulation S-K regarding your use of AFFO as a non-GAAP performance measure. Specifically, we note you state AFFO is a measure of operating performance. However, management’s basis for inclusion under Item 10(e)(i)(C) are liquidity in nature and do not speak to management’s use as an operating performance measure. Please revise your disclosure to include why management believes that the presentation of AFFO provides useful information to investors as an operating performance measure or remove your presentation.

Response to Comment No. 1

In response to the Staff's comment, the Company will revise its disclosure in future filings to clarify why management believes that the presentation of AFFO provides useful information to investors as a measure of operating performance.

Comment 2- Financial Statements-Consolidated and Combined Statements of Operations, page 70

We have reviewed your response to our prior comment four. It is unclear to us how your current disclosure complies with paragraph 40 of SFAS 128 despite management’s representation that this information is “readily discernable” from the statements of operations. Within your response, please tell us how management determined that the average investor could readily discern the calculation of diluted earnings per share from your statement of operations as it would appear that the average investor would need an intimate knowledge of SFAS 128 to be able to do so.

Response to Comment No. 2

In light of the Staff’s continued comment, the Company will revise its disclosure in future filings to provide the reconciliation.

Notes to Consolidated and Combined Financial Statements

Comment 3- Note 15. Equity Based Compensation, page 101

We have reviewed your response to our prior comment five. We are unclear how you have provided all the required disclosures for share based compensation in accordance with paragraph 64, and A240-A241 of SFAS 123(R), specifically disclosures related to the number and weighted-average grant-date fair value for units nonvested at the beginning and end of 2006, granted, vested, and forfeited during 2006; weighted-average grant-date fair value for units granted during 2004, 2005, and 2006; fair value of units vested during 2004, 2005, and 2006; and the compensation costs not yet recognized and the weighted-average period over which it is expected to be recognized. Please tell us where you have included the required disclosures or revise your disclosure.

Response to Comment No. 3

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include the additional disclosures.

Comment 4 - 2006 Outperformance Plan, page 104

We have reviewed your response to our prior comment six. Please specifically tell us and disclose management’s estimation process for valuing target based compensation plans including how management uses the appraisal, quantification of any historical adjustments that management has made between the results of the appraisal and the amount used in the preparation of the financial statements, and management’s basis for making these adjustments. Within your response and revised disclosures please ensure that it is clear to us and investors what is meant by “based upon” an appraisal.

Response to Comment No. 4

Since the Company’s completion of its initial public offering in October 2004, the Company’s 2006 Outperformance Plan (the “Plan”) represents the Company’s first and only target based compensation plan.  Accordingly, and consistent with the advice received from a compensation consultant utilized by the Company in establishing the Plan, the Company retained a firm that had experience in appraising similar plans.  The Company provided to the firm the details of the Plan and historical data regarding the Company.  The Company discussed with the firm its use of this data and how it would be used by the firm to provide the Company with an appraisal for the Company to consider. Upon receipt of the firm’s appraisal, the Company reviewed and considered the appraisal.  Thereafter, the Company determined, based upon its review of the appraisal, that the fair value of the Plan on the date of grant was $4.1 million.  This amount is included in note 15 to the Company’s 2006 audited financial statements.  In response to the Staff’s question, the foregoing summarizes what the Company meant by “based upon” an appraisal.  The Company will modify its disclosure in future filings to clarify how the Company utilized the appraisal.

Additionally, as indicated above, the Plan represents the Company’s only experience with target based compensation plans. As a result, and in response to the Staff’s question, the Company notes that it did not make any historical adjustments to the appraisal.

Form 10-Q for the three months ended March 31, 2007

Financial Statements

Comment 5 - Condensed Consolidated Statements of Cash Flows, page 4

We have reviewed your response to our prior comment 10. It is unclear to us how management determined that quantitative disclosure of non-cash investing and financing activities would be beneficial to investors but further disclosure of the specific transactions that resulted in these non-cash investing and financing activities would be beneficial. As such, please provide additional information regarding this assessment by management.

Response to Comment No. 5

The Company notes the Staff’s comment. The Company understands that the disclosure of non cash investing and financing activity is not a requirement of an abbreviated cash flow statement. However, the Company decided to provide this additional disclosure and has read paragraph 32 of SFAS 95 to state that the Company may present such disclosure either in a narrative form or in a summarized schedule. The Company chose to present the disclosure in a summarized schedule and believes it is in compliance with the disclosure requirements under SFAS 95 paragraph 32.

* * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2650 or Lisa Meyer, Chief Accounting Officer at (212) 547-2662.

Sincerely,

/s/ Andrew C. Richardson
Andrew C. Richardson
Chief Financial Officer and Treasurer

cc:	Jennifer Monick
(Securities and Exchange Commission)

William G. Farrar
(Sullivan & Cromwell LLP)

Albert Tylis
(NorthStar Realty Finance Corp.)

Winston Wilson
(Grant Thornton LLP)